Exhibit 4.(c).10

British Gas Services, Inc.

British Gas Services, Inc.
5444 Westheimer, Suite 1775
February 4, 2002	Houston, TX -77056

Telephone: 713-622-7100
Fax : 713-622-7244
Mr. Rick Waddell
8007 Royal Crest Court
Spring, Texas 77379

Dear Mr. Waddell:

It is our pleasure to offer you a position wtih British Gas Services, Inc, (BGS) as Executive Vice Precident, Southern Cone commencing on April 1, 2002. In this position, you shall be based in Sao Paulo, Brasil and on a day to day basis, you shall report to Mr. William Friedrich, Deputy Chief Executive Officer. As a member of the Group Executive, you shall also report to Mr. Frank Chapman, Chief Executive Officer of BG Group plc.

In this new position, your base salary shall be $300,000 per annum and your remuneration shall be reviewed on April 1st of each year thereafter. As part of the BG Group Executive team, you shall be eligible to participate in the Company's Annual Incentive Scheme (AIS) which provides for an incentive bonus at target of 40% of base salary and up to 80% for achievement of stretch performance. Details of the AIS shall be sent to you separately.

In addition, you shall be eligible to participate in the Company’s long term incentive program which is compromised of two elements, the Long Term Incentive scheme (LTIS) and the Company Share Option Scheme (CSOS). Upon joining, we will seek the requisite approval from the Remuneration Committee to grant to you an award of shares under LTIS to the value of 80% of base salary plus a grant of options under CSOS to the value of 125% of base salary, Please note that participation in these schemes does not confer any contractual entitlement to these benefits and it is strictly by invitation at the discretion of the Chief Executive Officer. Details of these two schemes shall be sent to you under separate cover.

Upon joining BGS, we shall also seek approval from the Remuneration Committee to make a one off award of shares under LTIS to you at a value of 45% of base salary as a signature bonus.

The domestic arrangements relative to your residency in Sao Paulo shall be resolved by us together over the next few weeks. It is our understanding that your time in Sao Paulo may be either on unaccompanied status with your family remaining in Houston, Taxes or on accompanied status as part of a normal expatriation program. I thought it would be helpful to outline the key arrangements that will apply in the event that you elect the later alternative for your family. A key summary of expatriate benefits is attached separately.Prior to undertaking this assignment, BGS representatives shall review the expatriate overseas program with you as well as provide a briefing with our Tax specialists, Deloittes.

As a US employee, you shall also be eligible to participate in the following benefit plans during your term of employment:

a)	Medical Plan (including health, vision and dental);
b)	Long Term Disability Plan
c)	Short Term Disability Plan
d)	Basic Life Insurance Plan
e)	Voluntary Life Insurance Plan
f)	Accidental Death and Dismemberment Plan
g)	Voluntary Accidental Death and Dismemberment Plan
h)	Severance Plan
i)	Savings and Investement (“401K”) Plan

j)	Premium Conversion Plan

This letter is not an employment contract. Your employment will be deemed as “at will” which means that either you or the Company reserves the right to terminate your employment any time. If that occurs, and assuming that termination does not involve reasons for cause or is voluntary in nature, you may be eligible for severance pay according to the provisions of the applicable US Severance Plan in effect at the time of your termination.

This offer is conditional upon the successful completion of a routine background check and pre-employment examination at a location which is convenient for you.

If there are any aspects of this position you would like to discuss, do not hesitate to contact me. Otherwise, if you are in agreement with terms of this offer of employment, please execute and return one copy of this letter to me as noted below.

May I take this opportunity of congratulating you on your new position which I am sure you will find an exciting challenge.

Very truly yours,

British Gas Services, Inc.

/s/ Peter Duffy
By:
Peter Duffy
Director of Human Resources

Accepted:
/s/ Rick Waddell

Rick Waddell

British Gas Services, Inc. 5444 Westheimer, Suite 1775 Houston, Texas 77056 USA (713) 622 7101 (telephone) (713) 622 7241 (fax)
MATTERS IN CONFIDENCE
April 26, 2002

Mr. Rick Waddell
Executive Vice President, Southern Cone
8007 Royal Crest Court
Spring, Texas 77379

Dear Mr. Waddell:

We are writing to supplement our arrangement of employment with you dated February 4, 2002.

The earlier arrangement did not address the provision for a “change of control” and we could like to clarify this for you. The definition of “change of control” is set forth under Art. 1.5 of this letter.

The BG Group plc Remuneration Committee (“RemCo”) reviewed the Executive Group's “change of control” provisions when they met in February 2002. At that meeting, RemCo agreed to standardize the “change of control” provisions for members of the Executive Group.

The “change of control” provisions set forth below shall be effective immediately subject to your agreement.

1.1	In the event a “change of control” occurs prior to January 1, 2003, the notice period in respect of notice to be given by either party in writing within twelve (12) months of the “change of control” taking effect shall be twenty four (24) months. In the event a “change of control” occurs on or after January 1, 2003, the notice period in respect of notice to be given by either party in writing on or following that date shall be twelve (12) months.

1.2	If there is a “change of control” prior to Janury 1, 2003 and your employment arrangement is terminated by the Company within twelve (12) months of the “change of control” taking effect (including termination as a result of a constructive dismissal), the Company shall pay to you (as liquidated damages), an amount equal to two years of annual gross salary at the rate current on the date of termination. You shall also receive two years of vesting credit in the British Gas Services, Inc. (“BGS”) Defined Contribution Plan subject to IRS regulations. These payments shall be in lieu of the BGS ERISA Qualified Severance Plan and such amounts shall be paid to you within thirty (30) days following the date of your termination.

1.3	If there is a “change of control” on or after January 1, 2003 and your employment arrangement is terminated by the Company within twelve (12) months of the “change of control” taking effect (including a termination as a result of constructive dismissal), the Company shall (as liquidated damages) pay to you an amount equal to one year of annual gross salary at the rate current on the date of termination. You shall also receive one year of vesting credit in the BGS Defined Contribution Plan subject to IRS regulations. These payments shall be in lieu of the BGS ERISA qualified Severance Plan and the amounts shall be paid to you within thirty (30) days following the date of your termination.

1.4	Any payments made under Clause 1.2 or Clause 1.3 above shall be made less any deductions which the Company may be required by law to make including, without limitation, tax and other statutory deductions. Such amounts shall be accepted by you as full and final settlement of any and all claims which you have or may have against the Company or any subsidiary arising out of the termination of your employment, except for (a) any personal injury claim; (b) any accrued rights that you have in the BGS Defined Contribution (401K) Plan; or (c) any employment protection statutory claims.

1.5	For purposes of this correspondence, a “change of control” shall occur if:

	1.5.1	the Company becomes a subsidiary of another company;

	1.5.2	50% or more of the voting rights for the time being of the Company become vested in any individual or body or group of individuals or bodies acting in concert (as defined in applicable UK regulations);

	1.5.3	the right to appoint or remove the majority of the Board becomes vested in any individual or body or group of individuals or bodies acting in concert (as defined in applicable UK regulations);

	1.5.4	all or substantially all of the business, assets and undertakings of the Company becomes owned by any person, firm or company (other than a subsidiary or associated company);

	1.5.5	the whole of the issued share capital of the BG Energy Holdings Limited or a substantial part of the undertaking of that company (including its subsidiaries) is transferred to another company unless that transferee company is a subsidiary of the Company or a company ultimately owned by substantially the same shareholders as are the ultimate owners of the Company;

but “change of control” does not occur notwithstanding any of sub-clauses 1.5.1 to 1.5.5 above if (and, only if) through a process of reconstruction the Company becomes a subsidiary of another company owned by substantially the same shareholders as are the shareholders of the Company.

If you are in agreement with these changes please sign, date and return the enclosed duplicate of this letter to my attention at the above address.

Very truly yours,

British Gas Services, Inc.

By:	/s/ Cynthia Masters

Cynthia Masters Vice President and Corporate Attorney

CEM:tc

Accepted:

/s/ Rick Waddell

Rick Waddell